Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: April 11, 2014

To: All Canadian Securities Regulatory Authorities

Subject: RUBICON MINERALS CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 07, 2014
Record Date for Voting (if applicable) :	May 07, 2014
Beneficial Ownership Determination Date :	May 07, 2014
Meeting Date :	June 25, 2014
Meeting Location (if available) :	TMX Broadcast Centre Gallery The Exchange Tower 130 King Street West Toronto, Ontario M5X 1J2
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	780911103	CA7809111031

Sincerely,

"*Computershare*"

Computershare
Agent for RUBICON MINERALS CORPORATION